PRIMERO REPORTS FATALITY AT ITS SAN DIMAS MINE

Toronto, Ontario, October 31, 2011 - Primero Mining Corp. ("Primero" or the "Company") (TSX:P) (NYSE:PPP) regrets to report a fatal accident involving one of its employees at its San Dimas Mine in Mexico this weekend.

The accident was an isolated incident that occurred during underground mining operations. The Company is working with local authorities which have commenced an investigation into the accident while normal operations at the mine continue.

The Company wishes to extend its sincere condolences to the family and colleagues of the deceased.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company intends to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero's website address is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168